Filed pursuant to Rule 424(b)(3)

Registration No. 333-264306

PROSPECTUS

ALPHA TAU MEDICAL LTD.

PRIMARY OFFERING OF

15,747,561 ORDINARY SHARES

SECONDARY OFFERING OF

8,693,357 ORDINARY SHARES,

ALPHA TAU MEDICAL LTD.

This prospectus relates to the issuance from time to time by Alpha Tau Medical Ltd., a company organized under the laws of the State of Israel (“we,” “our,” the “Company” or “Alpha Tau”) of up to 15,747,561 ordinary shares, no par value per share (the “ordinary shares”), including (a) 13,605,561 ordinary shares issuable upon the exercise of warrants of the Company that were issued in exchange for the public warrants of Healthcare Capital Corp., a Delaware corporation (“HCCC”) (the “public warrants”), at the closing of the Business Combination (as defined herein), following exercise of a total of 144,423 public warrants as of March 31, 2023, and (b) 2,142,000 ordinary shares issuable upon the exercise of the warrants that were issued in exchange for the private warrants of HCCC (the “private warrants” and, together with the public warrants, the “warrants”) at the closing of the Business Combination. The public warrants of HCCC were originally issued in the initial public offering of units of HCCC at a price of $10 per unit, with each unit consisting of one share of Class A common stock of HCCC (the “HCCC Class A Shares”) and one half of one warrant of HCCC. The private warrants of HCCC were originally issued in a private placement at a price of $1.00 per warrant in connection with the initial public offering of HCCC.

This prospectus also relates to the resale, from time to time, by the selling securityholders named herein (the “Selling Securityholders”), or their pledgees, donees, transferees, or other successors in interest, of up to 8,693,357 ordinary shares (the “PIPE Shares”) issued to certain of the Selling Securityholders in a private placement that closed in connection with the Business Combination, at an issuance price of $10 per ordinary share, as described below.

Each warrant entitles the holder to purchase one ordinary share at an exercise price of $11.50 per share and will expire on March 7, 2027, at 5:00 p.m., New York City time, or earlier upon redemption of the public warrants or liquidation of the Company. We may redeem the outstanding public warrants at a price of  $0.01 per warrant if the last reported sales price of our ordinary shares equals or exceeds $18.00 per ordinary share (subject to adjustment in accordance with the terms of the public warrants) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders, as described herein. The private warrants have terms and provisions that are identical to those of the public warrants, except as described herein.

We are registering the PIPE Shares for resale by the Selling Securityholders named in this prospectus, or their transferees, pledgees, donees or assignees or other successors-in-interest that receive any of the shares as a gift, distribution, or other non-sale related transfer.

We are registering the offer and sale of the PIPE Shares to satisfy certain registration rights we have granted. The Selling Securityholders may offer and sell the PIPE Shares from time to time at fixed prices, at market prices or at negotiated prices, and may engage a broker, dealer or underwriter to sell the securities. In connection with any sales of the PIPE Shares offered hereunder, the Selling Securityholders, any underwriters, agents, brokers or dealers participating in such sales may be deemed to be “underwriters” within the meaning of the Securities Act. For additional information on the possible methods of sale that may be used by the Selling Securityholders, you should refer to the section entitled “Plan of Distribution” elsewhere in this prospectus. We do not know when or in what amounts the Selling Securityholders may offer the securities for sale. The Selling Securityholders may sell any, all or none of the PIPE Shares offered by this prospectus.

All of the PIPE Shares offered by the Selling Securityholders pursuant to this prospectus will be sold by the Selling Securityholders for their respective accounts. We will receive up to an aggregate of approximately $181.1 million from the exercise of the warrants, assuming the exercise in full of all the warrants for cash and not including the approximately $1.7 million we have previously received upon exercise of 144,423 of the public warrants prior to the date of this prospectus). If the warrants are exercised pursuant to a cashless exercise feature, we will not receive any cash from these exercises. We expect to use the net proceeds from the exercise of the warrants, if any, for general corporate purposes. We believe the likelihood that warrant holders will exercise their warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the market price of our ordinary shares. If the market price for our ordinary shares is less than $11.50 per share, we believe warrant holders will be unlikely to exercise their Warrants.

We will pay certain expenses associated with the registration of the securities covered by this prospectus, as described in the section entitled “Plan of Distribution.”

Our ordinary shares and warrants are listed on the Nasdaq Stock Market LLC under the trading symbols “DRTS” and “DRTSW,” respectively. On March 30, 2023, the closing prices for our ordinary shares and warrants on the Nasdaq Stock Market LLC were $2.90 per ordinary share and $0.3267 per warrant.

The ordinary shares being offered for resale in this prospectus represents a substantial percentage of our total outstanding ordinary shares as of the date of this prospectus. Additionally, if all the warrants are exercised, the holders of such warrants would own an additional 15,747,561 ordinary shares, which would then represent 18.5% of our total ordinary shares outstanding following such exercise. The sale of all the securities being offered in this prospectus could result in a significant decline in the public trading price of our ordinary shares. Despite such a decline in the public trading price, the Selling Securityholders and warrant holders may still experience a positive rate of return on the securities they purchased due to the differences in the purchase prices of which they purchased the ordinary shares and the warrants described above.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus and any amendments or supplements carefully before you make your investment decision.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act, and are subject to reduced public company reporting requirements.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 6 of this prospectus and other risk factors contained in the documents incorporated by reference herein for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission, the Israeli Securities Authority nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 11, 2023.

No one has been authorized to provide you with information that is different from that contained in this prospectus. This prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this prospectus is accurate as of any date other than that date.

For investors outside the United States: We have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions. Forward-looking statements include, without limitation, our expectations concerning the outlook for our business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance.,

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

●	We have incurred significant losses since inception, and expects to incur losses over the next several years and may not be able to achieve or sustain revenues or profitability in the future;

●	We may need substantial additional funding, and if we are unable to raise capital when needed, we could be forced to delay, reduce or terminate the development of its Alpha DaRT technology or other product discovery and development programs or commercialization efforts;

●	Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability;

●	Our approach to the development of our proprietary Alpha DaRT technology represents a novel approach to radiation therapy, which creates significant and potentially unpredictable challenges for us;

●	The commercial success of our Alpha DaRT technology, if authorized for commercial sale or certified, will depend in part upon public perception of radiation therapies, and to a lesser extent, radiopharmaceuticals, and the degree of their market acceptance by physicians, patients, healthcare payors and others in the medical community;

●	The ongoing COVID-19 pandemic could continue to adversely impact our business, including its clinical trials, supply chain and business development activities;

●	The market opportunities for our Alpha DaRT technology may be smaller than it anticipated or may be limited to those patients who are ineligible for or have failed prior treatments. If we encounter difficulties enrolling patients in its clinical trials, its clinical development activities could be delayed or otherwise adversely affected;

●	We do not currently engage in commercial marketing activities or sales efforts and we have no experience in marketing our products. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our Alpha DaRT technology, if approved or certified for commercial sale, we may not be able to generate product revenue;

●	We currently conduct, and in the future intend to continue conducting, pre-clinical studies, clinical trials for our Alpha DaRT technology outside the United States, and the FDA and similar foreign regulatory authorities may not accept data from such trials;

●	Our Alpha DaRT technology and operations are subject to extensive government regulation and oversight both in the United States and abroad, and our failure to comply with applicable requirements could harm our business;

ii

●	We may not receive, or may be delayed in receiving, the necessary marketing authorizations or certifications for our Alpha DaRT technology or any future products or product candidates, and failure to timely obtain necessary marketing authorizations or certifications for our product candidates would have a material adverse effect on our business;

●	If we do not obtain and maintain international regulatory registrations, marketing authorizations or certifications for any product candidates it develops, we will be unable to market and sell such product candidates outside of the United States;

●	If in the future Alpha DaRT is approved for commercial sale or certified, but we are unable to obtain adequate reimbursement or insurance coverage from third-party payors, we may not be able to generate significant revenue;

●	We may be unable to obtain a sufficient or sufficiently pure supply of radioisotopes to support clinical development or at commercial scale;

●	If we are unable to obtain and maintain patent or other intellectual property protection for its Alpha DaRT technology and for any other products or product candidates that we develop, or if the scope of the patent or other intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to commercialize any product candidates that it may develop, and its technology may be adversely affected;

●	We will incur increased costs as a result of operating as a public company, and its management will devote substantial time to new compliance initiatives; and

●	The other matters described in the section titled “Risk Factors” beginning on page 6.

We caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this prospectus. We undertake no obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that we will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear in our public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to consult. For additional information, please see the section titled “Where You Can Find More Information; Incorporation of Information by Reference” elsewhere in this prospectus.

Market, ranking and industry data used throughout this prospectus, including statements regarding market size and technology adoption rates, is based on the good faith estimates of our management, which in turn are based upon our management’s review of internal surveys, independent industry surveys and publications including third party research and publicly available information. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we are not aware of any misstatements regarding the industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus and in and “Risk Factors” and “Operating and Financial Review and Prospects” in our 2022 Annual Report on Form 20-F incorporated by reference into this prospectus (our “Annual Report”).

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SUMMARY OF THE PROSPECTUS

This summary highlights, and is qualified in its entirety by, the more detailed information included elsewhere in this prospectus. This summary does not contain all of the information that may be important to you. You should read and carefully consider the entire prospectus, especially the “Risk Factors” section of this prospectus and in our Annual Report, before deciding to invest in our ordinary shares. Unless the context otherwise requires, we use the terms “company,” “we,” “us” and “our” in this prospectus to refer to Alpha Tau Medical Ltd. and subsidiaries.

We are a clinical-stage oncology therapeutics company focused on harnessing the innate relative biological effectiveness and short range of alpha particles for use as a localized radiation therapy for solid tumors. Our proprietary Alpha DaRT technology is designed to utilize the specific therapeutic properties of alpha particles while aiming to overcome, and even harness for potential benefit, the traditional shortcomings of alpha radiation’s limited range. We believe that our Alpha DaRT technology has the potential to be broadly applicable across multiple targets and tumor types. We have evaluated and continue to evaluate the feasibility, safety and efficacy of the Alpha DaRT technology for the treatment of superficial lesions, i.e., tumors of the skin, head or neck, in multiple clinical trials conducted in clinical sites around the world. In a first-in-human study of locally advanced and recurrent squamous cell carcinoma, or SCC, cancers of the skin and head and neck, efficacy was evaluated in 28 tumors, and results showed that Alpha DaRT achieved 100% overall response rate and over 78% complete response rate. The Alpha DaRT was generally well-tolerated, with limited local toxicity and no systemic toxicity. On the basis of this clinical trial as well as some of our further clinical trials, we received marketing approval in Israel in August 2020 for the treatment of SCC of the skin or oral cavity using the Alpha DaRT, and that marketing approval is currently in a renewal process. In June 2021, the FDA granted the Alpha DaRT Breakthrough Device Designation for the treatment of patients with SCC of the skin or oral cavity without curative standard of care. In October 2021, the FDA granted the Alpha DaRT a second Breakthrough Device Designation, in treating recurrent Glioblastoma Multiforme, or GBM, as an adjunct to standard medical therapies or as a standalone therapy after standard medical therapies have been exhausted. In the second half of 2021, we treated ten patients in the U.S. in a multi-center pilot feasibility trial conducted at Memorial Sloan Kettering Cancer Center and four other U.S. clinical sites, to explore the feasibility of delivering radiotherapy for malignant skin and superficial soft tissue tumors using Alpha DaRT. The study met its primary feasibility endpoint, as all patients had successful delivery of radiation by Alpha DaRT. At approximately 12 weeks and 24 weeks after treatment, all ten lesions treated demonstrated a complete response to treatment, with no product-related serious adverse events observed. If approved, we expect to commercialize our Alpha DaRT technology first in the United States before other markets, including Israel, notwithstanding our existing marketing authorization in Israel (under which we have not yet commercialized the product). We hold exclusive rights to our proprietary Alpha DaRT technology in our core markets, including the United States and Europe.

While local radiation therapy has been a mainstay of cancer therapy for years, it has been mostly limited to modalities utilizing beta or gamma emissions, which primarily destroy cells through an indirect mechanism relying on oxygen and the generation of free radicals to cause single-strand DNA breaks. By contrast, alpha radiation has hundreds of times the linear energy transfer rate of beta-emitters. Additionally, alpha particles’ heavier mass and far shorter particle paths (less than 100 μm) relative to beta’s lighter mass and lengthier (up to 12 mm) path, have been shown to destroy radioresistant cells in clinical studies – causing multiple, irreparable, double-strand DNA breaks and other cellular damage upon direct impact – within a very short distance. Accordingly, we believe that alpha radiation has several significant potential advantages for use in cancer radiotherapy, including a high relative biological efficiency (potentially enabling it to destroy tumor cells with administration of lower levels of radiation), imperviousness to factors such as hypoxia, and a very well-defined range of travel with limited collateral damage. Nonetheless, its use has also been limited precisely due to alpha’s extremely short particle range in living tissue, as the range of less than 100 μm is insufficient to provide meaningful clinical utility.

The Alpha DaRT technology employs a series of radioactive sources that are embedded with Radium-224 to enable a controlled, intratumoral release of alpha-emitting atoms which diffuse and decay throughout the tumor, seeking to kill cancerous cells with localized precision, while penetrating deeper into the tumor than can otherwise be reached by the limited ranges of the alpha particles themselves. Due to the inherent limited range of the alpha particles, we believe that the Alpha DaRT technology has the potential to deliver powerful and localized precise killing impact to the tumor without damage to surrounding healthy tissue. By combining the innate relative biological effectiveness and short range of alpha particles in a single-use disposable form, we believe that the Alpha DaRT could address tumors that have otherwise demonstrated poor response to radiation therapy or other standards of care, with the potential to apply to a wide range of tumors and clinical settings.

We evaluated the feasibility, safety and efficacy of the Alpha DaRT technology in a first-in-human study of locally advanced and recurrent SCC cancers of the skin and head and neck, the results of which were subsequently published in the International Journal for Radiation Oncology, Biology, Physics and which elicited a positive editorial reaction in the same journal. Efficacy was evaluated in 28 tumors of the skin and head and neck, and results showed that Alpha DaRT achieved a >78% complete response rate. The trial was conducted in an elderly (median age = 80.5 years) and largely pre-treated patient population, with 42% of the target lesions, including non-evaluated lesions, having already received radiation therapy. The Alpha DaRT was generally well-tolerated, with limited local toxicity and no systemic toxicity. Following these initial positive results, we substantially expanded our clinical evaluations in later trials to a much wider patient population. Specifically, we initiated follow-on studies at multiple clinical sites in Israel and around the world, to evaluate Alpha DaRT in cancers of the skin, superficial soft tissue, or oral cavity, regardless of cell type, which includes SCC as well as basal cell carcinoma, melanoma, skin metastases, and others. In the second half of 2021, we treated ten patients in the U.S. in a multi-center pilot feasibility trial conducted at Memorial Sloan Kettering Cancer Center and four other U.S. clinical sites, to explore the feasibility of delivering radiotherapy for malignant skin and superficial soft tissue tumors using Alpha DaRT. The study met its primary feasibility endpoint, as all patients had successful delivery of radiation by Alpha DaRT. At approximately 12 weeks and 24 weeks after treatment, all ten lesions treated demonstrated a complete response to the treatment, with no product-related serious adverse events observed. As of February 28, 2023, across our clinical trials involving superficial lesions, i.e. tumors of the skin, head or neck, Alpha DaRTs have been administered to over 145 lesions, and in a pooled analysis evaluating those lesions that reached the evaluation endpoint per the treatment protocol of the applicable clinical trial, we have observed an overall response rate of 97%, including a complete response rate of 78%. The supportive data from these first trials also led to the U.S. Food and Drug Administration, or FDA, granting Breakthrough Device Designation to the Alpha DaRT for the treatment of patients with SCC of the skin or oral cavity without curative standard of care.

In parallel, we are pursuing a similar approach towards seeking FDA marketing authorization for other uses for the Alpha DaRT technology in other indications by conducting feasibility studies and then generating potentially registrational data in other indications, such as breast, pancreas and prostate cancers, or applications such as combinations with immunotherapies.

We have engaged with a number of prestigious medical and educational institutions and, as of March 1, 2023, have ten clinical studies ongoing worldwide across these two parallel strategies, of generating data in superficial tumors as well as conducting studies in other indications.

Additionally, in our pre-clinical studies, we evaluated the Alpha DaRT on 19 tumor models (both human and mouse). Alpha DaRT sources were observed to have killed multiple types of mouse and human tumors in vivo. The intensity of the killing activity varied between tumor types, and was dependent on the ability of the radioactive atoms to diffuse inside the tumor and on the intrinsic sensitivity of the tissue to DNA damage induced by the radiation, but all tumor types showed responsiveness to Alpha DaRT, i.e., there was no observed resistance. We therefore believe that our technology may potentially be relevant for treatment across a broad range of tumors. We are currently focused on developing the Alpha DaRT for use in a number of potential applications, particularly in refractory or unresectable localized tumors which are not being adequately addressed by standard of care, tumor types with a high unmet need (such as pancreatic adenocarcinoma or glioblastoma multiforme), and metastatic tumors in combination with systemic therapies such as checkpoint inhibitors. We are also investigating the potential of the Alpha DaRT to elicit an immune response as observed in previous pre-clinical data, as well as anecdotal evidence of response from untreated tumors, or abscopal effects, which may have the potential to inhibit or even reduce metastases.

The Company was founded in November 2015 by Uzi Sofer, our Chief Executive Officer and Chairman, along with the inventors of the Alpha DaRT technology including Professor Itzhak Kelson and Professor Yona Keisari of Tel Aviv University, our Chief Physics Officer and Chief Scientific Officer, respectively. Together, they founded Alpha Tau with the goal of bringing this innovative technology out of the laboratory and into patients, in order to bring hope to cancer patients around the world..

The main address of our principal executive offices is Kiryat HaMada St. 5, Jerusalem, Israel 9777605 and its telephone number is +972 (3) 577-4115.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

We qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). An emerging growth company may take advantage of specified exemptions from various requirements that are otherwise applicable generally to U.S. public companies. These provisions include:

●	an exemption that allows the inclusion in an initial public offering registration statement of only two years of audited financial statements and selected financial data and only two years of related disclosure;

●	reduced executive compensation disclosure;

●	exemptions from the requirements of holding a non-binding advisory vote on executive compensation and any golden parachute payments not previously approved;

●	an exemption from compliance with the requirement of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on the financial statements; and

●	an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) in the assessment of the emerging growth company’s internal control over financial reporting.

The JOBS Act also permits an emerging growth company such as us to delay adopting new or revised accounting standards until such time as those standards are applicable to private companies. We have elected to use this extended transition period to enable us to comply with certain new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates. We may choose to take advantage of some but not all of these reduced reporting burdens.

We will remain an emerging growth company until the earliest of:

●	the last day of our fiscal year during which we have total annual revenue of at least $1.07 billion;

●	the last day of our fiscal year following the fifth anniversary of the closing of the Business Combination;

●	the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or

●	the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our Class A ordinary shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter.

In addition, we report under the Exchange Act as a “foreign private issuer.” As a foreign private issuer, we may take advantage of certain provisions under the rules that allow us to follow Israeli law for certain corporate governance matters. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

●	the rules under the Exchange Act requiring the filing with the U.S. Securities and Exchange Commission (the “SEC”) of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events; and

●	Regulation Fair Disclosure (“Regulation FD”), which regulates selective disclosures of material information by issuers.

Foreign private issuers, like emerging growth companies, also are exempt from certain more stringent executive compensation disclosure rules. Thus, if we remain a foreign private issuer, even if we no longer qualify as an emerging growth company, we will continue to be exempt from the more stringent compensation disclosures required of public companies that are neither an emerging growth company nor a foreign private issuer.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies:

●	the majority of our executive officers or directors are U.S. citizens or residents;

●	more than 50% of our assets are located in the United States; or

●	our business is administered principally in the United States.

THE OFFERING

Ordinary shares issuable by us upon exercise of the warrants	15,747,561

Securities that may be offered and sold from time to time by the Selling Securityholders	Up to 8,693,357 ordinary shares.

Terms of warrants	Each of the outstanding warrants entitles the holder to purchase one ordinary share at a price of $11.50 per share. Our warrants expire on March 7, 2027 at 5:00 p.m., New York City time.

Offering prices of the ordinary shares	The securities offered by this prospectus may be offered and sold at prevailing market prices, privately negotiated prices or such other prices as the Selling Securityholders may determine. See “Plan of Distribution.”

Ordinary shares issued and outstanding prior to any exercise of warrants	69,275,603 ordinary shares (as of March 31, 2023).

Warrants issued and outstanding	18,071,521 warrants (as of March 31, 2023), including 13,605,561 public warrants following exercise of a total of 144,423 public warrants as of March 31, 2023, 2,142,000 warrants issued to Healthcare Capital Sponsor LLC (the “Sponsor”) in exchange for warrants to purchase common stock in HCCC (the “private warrants”), and 2,323,960 warrants to purchase ordinary shares with a weighted average exercise price of $3.87 per share.

Ordinary shares to be issued and outstanding assuming exercise of all warrants	87,347,124 ordinary shares (as of March 31, 2023).

Use of proceeds	We will receive up to an aggregate of $181,096,952 million from the exercise of the warrants, assuming the exercise in full of all of the warrants for cash (and not including the approximately $1.7 million we have previously received upon exercise of 144,423 of the public warrants prior to the date of this prospectus). If the warrants are exercised pursuant to a cashless exercise feature, we will not receive any cash from these exercises. We expect to use the net proceeds from the exercise of the warrants, if any, for general corporate purposes. Our management will have broad discretion over the use of proceeds from the exercise of the warrants. See “Use of Proceeds.” All of the PIPE Shares offered by the Selling Securityholders pursuant to this prospectus will be sold by the Selling Securityholders for their respective accounts. We will not receive any of the proceeds from these sales.

Dividend Policy	We have never declared or paid any cash dividend on our ordinary shares. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any further determination to pay dividends on our ordinary shares would be at the discretion of our board of directors, subject to applicable laws, and would depend on our financial condition.

Market for our ordinary shares and warrants	Our ordinary shares and warrants are listed on the Nasdaq Stock Market LLC (“Nasdaq”) under the trading symbols “DRTS” and “DRTSW,” respectively.

Risk factors	Prospective investors should carefully consider the “Risk Factors” beginning on page 6 for a discussion of certain factors that should be considered before buying the securities offered hereby.

RISK FACTORS

You should carefully consider the risks described below and the risks described in the documents incorporated by reference herein, including our Annual Report, as well as the other information included in this prospectus or incorporated by reference in this prospectus before you decide to buy our securities. The risks and uncertainties described below are not the only risks facing us. We may face additional risks and uncertainties not currently known to us or that we currently deem to be immaterial. Any of the risks described below, and any such additional risks, could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your original investment.

Risks Related to this Offering

Sales of a substantial number of our securities in the public market by the Selling Securityholders and/or by our existing securityholders could cause the price of our ordinary shares and warrants to fall.

The Selling Securityholders can sell, under this prospectus, up to 8,693,357 ordinary shares constituting (on a post-exercise basis) approximately 10.0% of our issued and outstanding ordinary shares as of March 31, 2023 (assuming the exercise of all our outstanding warrants) . Sales of a substantial number of ordinary shares in the public market by the Selling Securityholders and/or by our other existing securityholders, or the perception that those sales might occur, could depress the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our ordinary shares.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and total capitalization as of December 31, 2021:

●	on an actual basis for Alpha Tau ; and

●	on a pro forma basis, giving effect to the cash exercise of all of the Warrants to be outstanding after the completion of this offering, for gross proceeds to us of approximately $181.1 million.

The information in this table should be read in conjunction with the financial statements and notes thereto and other financial information included in this prospectus, any prospectus supplement or incorporated by reference in this prospectus. Our historical results do not necessarily indicate our expected results for any future periods.

	As of December 31, 2022
	Actual	Pro Forma
	(in thousands)
Cash and cash equivalents	$5,836	$186,933
Restricted cash and short-term deposits	99,544	99,544
Warrant liability	5,630	5,630
Ordinary shares, no par value; 362,116,800 shares authorized; 69,105,000 issued and outstanding, actual; 362,116,800 shares authorized; 84,852,561 issued and outstanding, pro forma	—	—
Additional paid-in capital	192,259	373,356
Accumulated (deficit)	(86,602)	(86,602)
Total shareholders’ equity (deficiency)	105,657	286,754
Total capitalization	$105,657	$286,754

USE OF PROCEEDS

We will receive up to an aggregate of $181.1 million from the exercise of the warrants, assuming the exercise in full of all of the warrants for cash. If the warrants are exercised pursuant to a cashless exercise feature, we will not receive any cash from these exercises. We expect to use the net proceeds from the exercise of the warrants, if any, for general corporate purposes. Our management will have broad discretion over the use of proceeds from the exercise of the warrants.

All of the ordinary shares and warrants (including shares issuable upon the exercise of such warrants) offered by the Selling Securityholders pursuant to this prospectus will be sold by the Selling Securityholders for their respective accounts. We will not receive any of the proceeds from these sales.

There is no assurance that the holders of the warrants will elect to exercise any or all of the warrants. To the extent that the warrants are exercised on a “cashless basis,” the amount of cash we would receive from the exercise of the warrants will decrease.

SELLING SECURITYHOLDERS

This prospectus relates to the possible resale by the Selling Securityholders of up to 8,693,357 ordinary shares by the Selling Securityholders.

The Selling Securityholders may from time to time offer and sell any or all of the ordinary shares and warrants set forth below pursuant to this prospectus. In this prospectus, the term “Selling Securityholders” includes (i) the entities identified in the table below (as such table may be amended from time to time by means of an amendment to the registration statement of which this prospectus forms a part or by a supplement to this prospectus) and (ii) any donees, pledgees, transferees or other successors-in-interest that acquire any of the securities covered by this prospectus after the date of this prospectus from the named Selling Securityholders as a gift, pledge, partnership distribution or other non-sale related transfer.

The table below sets forth, as of the date of this prospectus, the name of the Selling Securityholders for which we are registering ordinary shares for resale to the public, and the aggregate principal amount that the Selling Securityholders may offer pursuant to this prospectus. In accordance with SEC rules, individuals and entities below are shown as having beneficial ownership over shares they own or have the right to acquire within 60 days, as well as shares for which they have the right to vote or dispose of such shares.

The percentage of ordinary shares beneficially owned after the offering is based on 69,275,603 ordinary shares outstanding as of March 31, 2023. Also in accordance with SEC rules, for purposes of calculating percentages of beneficial ownership, shares which a person has the right to acquire within 60 days of March 31, 2023 are included both in that person’s beneficial ownership as well as in the total number of shares issued and outstanding used to calculate that person’s percentage ownership but not for purposes of calculating the percentage for other persons. In some cases, the same ordinary shares are reflected more than once in the table below because more than one holder may be deemed the beneficial owner of the same ordinary shares.

We cannot advise you as to whether the Selling Securityholders will in fact sell any or all of such securities. In addition, the Selling Securityholders may sell, transfer or otherwise dispose of, at any time and from time to time, the ordinary shares or warrants in transactions exempt from the registration requirements of the Securities Act after the date of this prospectus, subject to applicable law.

Selling Securityholder information for each additional Selling Securityholder, if any, will be set forth by prospectus supplement to the extent required prior to the time of any offer or sale of such Selling Securityholder’s securities pursuant to this prospectus. Any prospectus supplement may add, update, substitute, or change the information contained in this prospectus, including the identity of each Selling Securityholder and the number of ordinary shares and warrants registered on its behalf. A Selling Securityholder may sell all, some or none of such securities in this offering. See “Plan of Distribution.”

The information in the table below is based upon information provided by the Selling Securityholders. The securities owned by the Selling Securityholders named below do not have voting rights different from the securities owned by other securityholders. Unless otherwise indicated, the business address of each beneficial owner listed in the tables below is c/o Kiryat HaMada St. 5 Jerusalem, Israel 9777605.

				Percentage of
				Outstanding
	Number of	Number of	Number of	Ordinary Shares
	Ordinary	Ordinary Shares	Ordinary Shares	Owned After
Name of Selling Security holders	Shares	Being Offered(1)	After Offering	Offering
YOZMA EBEST GLOBAL MEDICAL FUND(2)	1,644,632	1,644,632	—	—
YOZMA KAI NEW GROWTH FUND NO. 1(3)	46,595	46,595	—	—
SJW INTERNATIONAL CO., LTD(4)	200,000	200,000	—	—
SIWON LEE(5)	300,000	300,000	—	—
HANMI SCIENCE CO., LTD.(6)	1,000,000	1,000,000	—	—
GRAND DECADE DEVELOPMENTS LIMITED(7)	1,000,000	1,000,000	—	—
RR INVESTMENT 2012, LP(8)	263,677	50,000	213,677	*
MARVIN DEN(9)	25,000	25,000	—	—
MORRY BLUMENFELD(10)	197,159	21,100	176,059	*
ISSACHAR KNOLL(11)	276,323	50,000	226,323	*
JOSEPH VENTURES ENTITIES(12)	308,785	127,500	181,285	*
MICHAEL AVRUCH(13)	2,169,198	50,000	2,119,198	3.1%
GEORGETTE AVRUCH(14)	762,178	70,000	692,178	*
LINDA ADAMS(15)	426,323	20,000	406,323	*
RICHARD WOLFE(16)	283,381	60,000	223,381	*
ARIE KRAMER(17)	136,148	120,000	16,148	*
MEIR JAKOBSOHN(18)	218,415	75,000	143,415	*
ARIE JACOBSOHN(19)	64,939	25,000	39,939	*
MEDISON BIOTECH (1996) LTD.(20)	2,992,847	200,000	2,722,847	3.9%
FIELDCREST HOLDINGS LLC(21)	50,000	50,000	—	—
RINA MAZOZ(22)	10,526	6,000	4,526	*
GILA ASRAF(23)	6,000	6,000	—	—
OURCROWD ENTITIES(24)	1,808,805	3,845	1,804,960	2.6%
THOMAS SCHMIDEK(25)	543,234	100,000	443,234	*
OHAD SHAKED(26)	261,212	225,000	36,212	*
HANNA ANNIE BATTASH(27)	2,000	2,000	—	—
SHMUEL RUBINSTEIN(28)	24,195	4,000	20,195	*
ALAN PATRICOF(29)	236,485	25,000	211,485	*
EDMUND SHAMSI(30)	1,931,220	160,000	1,771,220	2.5%
HELENE SHAMSI(31)	170,176	140,000	30,176	*
KAEYO INVESTMENTS LTD.(32)	7,500	7,500	—	—
451WE ALPHA2 LLC(33)	1,127,049	500,000	627,049	*
MARAV MAZON KOL LTD.(34)	500,000	500,000	—	—
TZALIR PHARMA LTD.(35)	8,000	8,000	—	—
AVNER GOLDENBERG(36)	800,783	45,000	755,783	1.1%
KAMAREA LTD(37)	5,000	5,000	—	—
ARON TENDLER(38)	479,161	50,000	429,161	*
LIOR OPHIR(39)	21,867	1,672	20,195	*
DANIEL LAVINE(40)	64,515	12,121	52,394	*
STUART MINTZ(41)	16,981	5,000	11,981	*
CSINTALAN SANDOR(42)	52,438	6,000	46,438	*
MAOZ LEV(43)	138,109	3,200	134,909	*
URI SALOMON(44)	110,954	1,000	109,954	*
DAVID GROVAS(45)	7,284	5,625	1,659	*
ORI GROVAS(46)	5,723	4,063	1,660	*
ADAM SOKOL(47)	89,990	13,090	76,900	*
DONGWOOK KO(48)	40,000	40,000	—	—
MIN SOO KIM(49)	50,000	50,000	—	—
JAE SANG YOO(50)	50,000	50,000	—	—
H. PIO CO., LTD.(51)	512,000	512,000	—	—
RU KA LUKE KANG(52)	30,000	30,000	—	—
DANIEL MARTIN CO., LTD.(53)	100,000	100,000	—	—
ABBA M. KRIEGER(54)	10,000	10,000	—	—
ESTER PORAT(55)	426,344	30,000	396,344	*
CHAN SOO KIM (56)	40,000	40,000	—	—
MINSU YU(57)	10,000	10,000	—	—
BIG MOVE VENTURES, CO. LTD.(58)	100,000	100,000	—	—
KIM JONG SEON(59)	147,414	147,414	—	—
NURIFLEX, CO., LTD.(60)	200,000	200,000	—	—
NURIVISTA, CO., LTD.(60)	200,000	200,000	—	—
NURIBILL, CO., LTD.(60)	200,000	200,000	—	—

*	Less than 1%.

(1)	The amounts set forth in this column are the number of ordinary shares that may be offered by such Selling Securityholder using this prospectus. These amounts do not represent any other of our ordinary shares that the Selling Securityholder may own beneficially or otherwise.

(2)	Yozma Ebest Global Medical Fund is under management by Yozma Investment, Co., Ltd. (“Yozma”) and Ebest Investment & Securities Co., Ltd. (“Ebest”). Yozma and Ebest serve as investment managers of the Yozma Ebest Global Medical Fund and have control and discretion over the shares held by the Yozma Ebest Global Medical Fund. As such, Yozma and Ebest may be deemed the beneficial owners of the shares held by the Yozma Ebest Global Medical Fund. Yozma and Ebest disclaim any beneficial ownership of the reported shares other than to the extent of any pecuniary interest therein. The business address of the Yozma Ebest Global Medical Fund is 24F, 60 Yeouinaru-ro, Yeongdeungpo-gu, Seoul, Republic of Korea, 07328.

(3)	Yozma KAI New Growth Fund No.1 is under management by Yozma Investment, Co., Ltd. (“Yozma”) and Korea Asset Investment Securities Co., Ltd. (“KAI”). Yozma and KAI serve as investment managers of the Yozma KAI New Growth Fund No.1 and have control and discretion over the shares held by the Yozma KAI New Growth Fund No.1. As such, Yozma and KAI may be deemed the beneficial owners of the shares held by the Yozma KAI New Growth Fund No.1. Yozma and KAI disclaim any beneficial ownership of the reported shares other than to the extent of any pecuniary interest therein. The business address of the Yozma KAI New Growth Fund No.1 is 12F, 57 Yeouinaru-ro, Yeongdeungpo-gu, Seoul, Republic of Korea, 07327.

(4)	SJW International Co., Ltd. is owned and controlled by Siwon Lee. The principal business address of Siwon Lee is #601 Dosan daero 406, Gangnam-gu, Seoul, South Korea.

(5)	The principal business address of Siwon Lee is #601 Dosan daero 406, Gangnam-gu, Seoul, South Korea.

(6)	The principal business address of Hanmi Science Co., Ltd. is 14 Wiryeseong-daero, Songpa-gu, Seoul, South Korea 05545.

(7)	Grand Decade Developments Limited is a wholly-owned subsidiary of Grand Pharmaceutical Group Limited (JK.00512). The principal business address of Grand Decade Developments Limited is Unit 3302,33/F, The Center, 99 Queen’s Road Central, Hong Kong.

(8)	Consists of (i) 203,767 Alpha Tau ordinary shares and (ii) 59,910 warrants to purchase Alpha Tau ordinary shares exercisable within 60 days of March 31, 2023. Ralph Rieder is the sole owner and manager of RR Investment 2012, LP. The principal business address of RR Investment 2021, LP is 15 Judith Lane, Monsey, NY 10952.

(9)	The principal business address of Marvin Den is 9 Rocky Acres Lane, Westport, CT 06880.

(10)	Consists of (i) 46,986 Alpha Tau ordinary shares, (ii) 143,415 Alpha Tau ordinary shares subject to options exercisable within 60 days of March 31, 2023 and (iii) 6,658 warrants to purchase Alpha Tau ordinary shares exercisable within 60 days of March 31, 2023. The principal business address of Morry Blumenfeld is 8 Yair Street, Apt 4, Jerusalem, Israel.

(11)	The principal business address of Issachar Knoll is 3 Anilevich St., Bnei Brak, Israel.

(12)	Consists of (i) 181,285 Alpha Tau ordinary shares held by Joseph Ventures Allium LLC (“Joseph Ventures Allium”), (ii) 9,500 Alpha Tau ordinary shares held by Joseph Ventures Allium I LLC, Series C (“Joseph Ventures Allium I”) (iii) 118,000 Alpha Tau ordinary shares held by and Joseph Ventures Allium II LLC (“Joseph Ventures Allium II” and, together with Joseph Ventures Allium I, the “Joseph Ventures Entities”). The Joseph Ventures Entities are managed solely by Joseph Ventures LLC, which in turn is solely owned and managed by Michael Ross. The principal business address of the Joseph Ventures Allium is 16192 Coastal Highway, Lewes, DE 19958 and the principal business address of the Joseph Ventures Entities is 8 The Green, Suite 4000, Dover, DE 19901.

(13)	Consists of (i) 1,993,927 Alpha Tau ordinary shares, (ii) 143,415 Alpha Tau ordinary shares subject to RSUs vesting or options exercisable within 60 days of March 31, 2023 and (iii) 31,856 warrants to purchase Alpha Tau ordinary shares exercisable within 60 days of March 31, 2023. The principal business address of Michael Avruch is Nachal Tzin 18/4, Modiin, Israel 71709.

(14)	Consists of (i) 730,322 Alpha Tau ordinary shares and (ii) 31,856 warrants to purchase Alpha Tau ordinary shares exercisable within 60 days of March 31, 2023. The principal business address of Georgette Avruch is 1066 Dessewffy u 49 Fe, Budapest, Hungary.

(15)	Consists of 426,323 Alpha Tau ordinary shares held by Linda Adams and 20,000 Alpha Tau ordinary shares held by Aldy Corporation, which is wholly-owned by Linda Adams. The principal business address of Linda Adams is 20/1 Derech Beit Lechem, Jerusalem 93109, Israel.

(16)	Consists of (i) 242,307 Alpha Tau ordinary shares and (ii) 13,313 warrants to purchase Alpha Tau ordinary shares exercisable within 60 days of March 31, 2023. The principal business address of Richard Wolfe is Hamaayan 2, Modiin, Israel.

(17)	Consists of (i) 131,288 Alpha Tau ordinary shares and (ii) 4,860 warrants to purchase Alpha Tau ordinary shares exercisable within 60 days of March 31, 2023. The principal business address of Arie Kramer is 39 Hanassi St., Givat Shmuel, Israel 5400404.

(18)	Consists of (i) 75,000 Alpha Tau ordinary shares and (ii) 143,415 Alpha Tau ordinary shares subject to RSUs vesting or options exercisable within 60 days of March 31, 2023. The principal business address of Meir Jakobsohn is 10 Hashiloach Street, Kiryat Matalon, Petach Tikva, Israel 4917002.

(19)	Consists of (i) 51,626 Alpha Tau ordinary shares and (ii) 13,313 warrants to purchase Alpha Tau ordinary shares exercisable within 60 days of March 31, 2023. The principal business address of Arie Jacobsohn is 10 Hashiloach Street, Kiryat Matalon, Petach Tikva, Israel 4917002.

(20)	Consists of (i) 2,731,997 Alpha Tau ordinary shares and (ii) 190,850 warrants to purchase Alpha Tau ordinary shares exercisable within 60 days of March 31, 2023. Meir Jakobsohn is the ultimate beneficial owner of Medison Biotech (1996) Ltd. The principal business address of Medison Biotech (1996) Ltd. is 10 Hashiloach Street, Kiryat Matalon, Petach Tikva, Israel 4917002.

(21)	Stephen Werdiger is the sole manager of Fieldcrest Holdings LLC. The principal address of Fieldcrest Holdings LLC is 1412 Broadway, 18th Floor, New York, NY 10018.

(22)	The principal business address of Rina Mazoz is Moshav Eitan 7, D.N. Sdei Negev, Israel.

(23)	The principal business address of Gila Asraf is Shachal 63/8, Giv’at Mordechai, Jerusalem, Israel.

(24)	Consists of (i) 3,846 Alpha Tau ordinary shares held by OurCrowd International General Partner L.P. (“OurCrowd International GP”), (ii) 1,308,233 Alpha Tau ordinary shares held by OurCrowd (Investment in AlphaT) L.P. (“OurCrowd Investment LP”), (iii) 395,660 warrants to purchase Alpha Tau ordinary shares exercisable within 60 days of March 31, 2023 held by OurCrowd Investment LP, (iv) 37,276 Alpha Tau ordinary shares held by OurCrowd 50 L.P. (“OurCrowd 50 LP”), (v) 18,638 warrants to purchase Alpha Tau ordinary shares exercisable within 60 days of March 31, 2023 held by OurCrowd 50 LP, (vi) 30,101 Alpha Tau ordinary shares held by OurCrowd International Investment III L.P. (“OurCrowd Investment III” and, together with OurCrowd International GP, OurCrowd Investment LP and OurCrowd 50 LP, the “OurCrowd Entities”) and (vii) 15,051 warrants to purchase Alpha Tau ordinary shares exercisable within 60 days of March 31, 2023. Jonathan Medved controls the OurCrowd Entities. The principal business address of the OurCrowd Entities is 28 Derech Hebron, Jerusalem, Israel.

(25)	Consists of (i) 491,978 Alpha Tau ordinary shares and (ii) 51,256 warrants to purchase Alpha Tau ordinary shares exercisable within 60 days of March 31, 2023. The principal business address of Thomas Schmidek is 11/52 Bnei Binyamin Street, Netanya, Israel 42463.

(26)	The principal business address of Ohad Shaked is 11 Hatzivonim St., Kfar Shmaryahu, Israel.

(27)	The principal business address of Hanna Annie Battash is 225 Melrose Circle, Merion Station, PA 19066.

(28)	Consists of (i) 17,537 Alpha Tau ordinary shares and (ii) 6,658 warrants to purchase Alpha Tau ordinary shares exercisable within 60 days of March 31, 2023. The principal business address of Shmuel Rubinstein is 106 David Hamelech Street, Herzeliya, Israel 4660907.

(29)	Consists of (i) 104,879 Alpha Tau ordinary shares and (ii) 39,940 warrants to purchase Alpha Tau ordinary shares exercisable within 60 days of March 31, 2023. The principal business address of Alan Patricof is 830 Park Avenue, New York, NY 10021.

(30)	Consists of (i) 1,220,996 Alpha Tau ordinary shares held directly by Edmund Shamsi, (ii) 277,578 warrants to purchase Alpha Tau ordinary shares exercisable within 60 days of March 31, 2023 held directly by Edmund Shamsi and (iii) 452,646 Alpha Tau ordinary shares held by Mishor Tau LLC. Edmund Shamsi is the controlling shareholder of Mishor Tau LLC. The principal business address of Edmund Shamsi is 4605 S. Ocean Blvd., Highland Beach, FL.

(31)	The principal business address of Helene Shamsi is 4605 S. Ocean Blvd., Highland Beach, FL.

(32)	KAEYO Investments Ltd. is the private investment arm of Yoel Neeman and is wholly owned by Yoel Neeman. For purposes of the reporting requirements of the Exchange Act, Yoel Neeman is the beneficial owner of these securities. The address of KAEYO Investments Ltd. is 5 Sarah Aharonson Street, Raanana 43399, Israel.

(33)	Consists of (i) 918,032 Alpha Tau ordinary shares and (ii) 209,017 warrants to purchase Alpha Tau ordinary shares exercisable within 60 days of March 31, 2023. 451we Alpha2 LLC is managed by Lois Hager and Avery Hager. The principal business address of 451we Alpha2 LLC is 451 West End Ave., #3D, New York, NY 10024.

(34)	The principal business address of Marav Mazon Kol Ltd. is Jaffa St. 157, Haifa, Israel.

(35)	Meir Jakobsohn is the beneficial owner of 100% of the issued shares in Tzalir Pharma Limited. The principal business address for Tzalir Pharma Limited is 10 Hashiloach Street, Kiryat Matalon, Petach Tikva, Israel 4917002.

(36)	Consists of (i) 755,783 Alpha Tau ordinary shares held by Taoz Holding and Management Ltd. (“Taoz Management”) and (ii) 40,000 Alpha Tau ordinary shares held directly by Avner Goldenberg. Avner Goldenberg is the controlling shareholder of Taoz Management. The principal business address of Avner Goldberg is Kibutz Galuyot 34, Tel Aviv, Israel.

(37)	Andras Csaki is the sole beneficial owner of Kamarea Trade and Invest Limited. The principal business address of Kamarea Ltd is 115 Griva Digeni Limassol, 4002, Cyprus.

(38)	Consists of (i) 452,534 Alpha Tau ordinary shares and (ii) 26,627 warrants to purchase Alpha Tau ordinary shares exercisable within 60 days of March 31, 2023. The principal business address of Aron Tendler is 11903 Southern Boulevard, Suite 104, Royal Palm Beach, Florida 33411.

(39)	Consists of (i) 15,209 Alpha Tau ordinary shares and (ii) 6,658 warrants to purchase Alpha Tau ordinary shares exercisable within 60 days of March 31, 2023. The principal business address of Lior Ophir is Eliezer HaGadol 12/3, Jerusalem, Israel.

(40)	Consists of (i) 51,202 Alpha Tau ordinary shares and (ii) 13,313 warrants to purchase Alpha Tau ordinary shares exercisable within 60 days of March 31, 2023. The principal business address of Daniel Lavine is 10 Rio Abajo, apt 1 Ed Solis, Panama City, Panama.

(41)	Consists of (i) 12,987 Alpha Tau ordinary shares and (ii) 3,994 warrants to purchase Alpha Tau ordinary shares exercisable within 60 days of March 31, 2023. The principal business address of Stuart Mintz is 24115 Woodway Road, Beachwood, Ohio 44122.

(42)	Consists of (i) 37,128 Alpha Tau ordinary shares and (ii) 15,310 warrants to purchase Alpha Tau ordinary shares exercisable within 60 days of March 31, 2023. The principal business address of Csintalan Sandor is Kossuth UT 87, Agesegyhaza, 6076 Hungary.

(43)	Consists of (i) 132,517 Alpha Tau ordinary shares and (ii) 5,592 warrants to purchase Alpha Tau ordinary shares exercisable within 60 days of March 31, 2023. The principal business address of Maoz Lev is 23401 Old Meadow Brook Circle, Bonita Springs, FL 34134.

(44)	Consists of (i) 17,522 Alpha Tau ordinary shares and (ii) 93,432 Alpha Tau ordinary shares subject to RSUs vesting or options exercisable within 60 days of March 31, 2023. The principal business address of Uri Salomon is 35 Halimon Street, Tel Mond 4060474, Israel.

(45)	The principal business address of David Grovas is Hanave Street 3, Rechelim Nofei Nehemia, Israel.

(46)	The principal business address of Ori Grovas is Hanave Street 3, Rechelim Nofei Nehemia, Israel.

(47)	The principal business address of Adam Sokol is 7215 136th Street, Flushing, NY 11367.

(48)	The principal business address of Dongwook Ko is 110-2202 Hangang Xi, apt Ichon-ro 64, gil 15, Yongsan-gu, Seoul, S. Korea.

(49)	The principal business address of Minsoo Kim is 104 dong 405 ho, 12, Yeongdong-daero 138-gil, Gangnam-gu, Seoul, Korea.

(50)	The principal business address of Jae Sang Yoo is 150, Samseong-ro, Gangnam-gu, Seoul Korea.

(51)	Tae youp Kang is the sole manager of H. PIO Co., Ltd. The principal business address of H. PIO Co., Ltd. is 115, Yangpyeong-ro, Yeongdeungpo-gu, Seoul, Korea.

(52)	The principal business address of Ru Ka Luke Kang is 7F Gangnam Finance Center, 152 Teheran-ro, Ganggam-Gu, Seoul, South Korea 06236.

(53)	Daniel Martin Co., Ltd. is under management by its CEO, Mr. Chung Won Sok (“Daniel Martin”), a company existing under the laws of South Korea and having its principal office at #3606, 39, Saimdang-ro, Seocho-gu, Seoul 06650, Korea. Daniel Martin is an investor and has control and discretion over the shares held by Daniel Martin Co., Ltd. As such, Daniel Martin may be deemed the beneficial owner of the shares held by Daniel Martin Co., Ltd. Daniel Martin disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest therein.

(54)	The principal business address of Abba Krieger is 501 Waldron Terrace, Merion Station, PA 19066.

(55)	The principal business address of Ester Porat is Netiv Zohara 8, Jerusalem, Israel.

(56)	The principal business address of Chan Soo Kim is 304, Hyoryeong-ro, Seocho-gu, Seoul, Republic of Korea.

(57)	The principal business address of Minsu Yu is 27-7, Unjung-ro 166beon-gil, Bundang-gu, Seongnam-si, Gyeonggi-do, Republic of Korea.

(58)	Big Move Ventures, Co., Ltd. (“BMV”) is under management by Jaewon Co., Ltd (“Jaewon”). Jaewon has control and discretion over the shares held by BMV. As such, Jaewon may be deemed the beneficial owner of the shares held by BMV. Jaewon disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest therein. The business address of BMV is 102, 4Fl., 14, Teheran-ro, 26-gil, Gangnam-gu, Seoul, Korea.

(59)	The principal business address of Kim Jong Seon is 304-501, Woojangsan Lotte Castle APT, 382 Gonghang-daero, Gangseo-gu, Seoul 07648.

(60)	NuriBill Co., Ltd. (“NuriBill”) and NuriVista Co., Ltd (“NuriVista”) are each wholly-owned subsidiaries of NurifFlex Co., Ltd. (Kosdaq: KRW) (“Nuriflex Korea” and, together with NuriBill and NuriVista, the “Nuri Investors”). NuriFlex Korea’s major shareholder and beneficial owner is NuriFlex Holdings Inc. (Canada), having its principal address at Suite 2109, 4710 Kingsway, Burnaby BC V5H 4J5, Canada.The principal business address of the Nuri Investors is NURI BLD, 16 Sapyeong-daero, Seocho-gu, South Korea, 065552.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain material U.S. federal income tax considerations to U.S. Holders (as defined below) of the ownership and disposition of ordinary shares and warrants. This discussion applies only to ordinary shares and warrants, as the case may be, that are held as “capital assets” within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment).

The following does not purport to be a complete analysis of all potential tax considerations arising in connection with the ownership and disposition of ordinary shares and warrants. The effects and considerations of other U.S. federal tax laws, such as estate and gift tax laws, alternative minimum or Medicare contribution tax consequences and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect the tax consequences discussed below. Alpha Tau has not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS will not take or a court will not sustain a contrary position to that discussed below regarding the tax consequences discussed below.

This discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances. In addition, it does not address consequences relevant to holders subject to special rules, including, without limitation:

●	banks, insurance companies, and certain other financial institutions;

●	regulated investment companies and real estate investment trusts;

●	brokers, dealers or traders in securities;

●	traders in securities that elect to mark to market;

●	tax-exempt organizations or governmental organizations;

●	U.S. expatriates and former citizens or long-term residents of the United States;

●	persons holding ordinary shares and/or warrants, as the case may be, as part of a hedge, straddle, constructive sale, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

●	persons subject to special tax accounting rules as a result of any item of gross income with respect to ordinary shares and/or warrants, as the case may be, being taken into account in an applicable financial statement;

●	persons that actually or constructively own 5% or more (by vote or value) of outstanding and issued stock of Alpha Tau;

●	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

●	S corporations, partnerships or other entities or arrangements treated as partnerships or other flowthrough entities for U.S. federal income tax purposes (and investors therein);

●	U.S. Holders having a functional currency other than the U.S. dollar;

●	persons who hold or received ordinary shares and/or warrants, as the case may be, pursuant to the exercise of any employee stock option or otherwise as compensation; and

●	tax-qualified retirement plans.

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of shares of ordinary shares and/or warrants, as the case may be, that is for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or;

●	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a “United States person” (within the meaning of Section 7701(a)(30) of the Code) for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds ordinary shares and/or warrants, the tax treatment of an owner of such entity will depend on the status of the owners, the activities of the entity or arrangement and certain determinations made at the owner level. Accordingly, entities or arrangements treated as partnerships for U.S. federal income tax purposes and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES APPLICABLE TO HOLDERS OF ORDINARY SHARES AND WARRANTS WILL DEPEND ON EACH HOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, AND LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF ORDINARY SHARES AND WARRANTS.

Distributions on Ordinary Shares

Subject to the discussion below under “-Passive Foreign Investment Company Rules,” if Alpha Tau makes distributions of cash or property on the ordinary shares, the gross amount of such distributions (including any amount of foreign taxes withheld) will be treated for U.S. federal income tax purposes first as a dividend to the extent of Alpha Tau’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), and then as a tax-free return of capital to the extent of the U.S. Holder’s tax basis, with any excess treated as capital gain from the sale or exchange of the shares. If Alpha Tau does not provide calculations of its earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Any dividend will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Subject to the discussions below under “-Passive Foreign Investment Company Rules,” dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower applicable capital gains rate, provided that:

●	either (a) the shares are readily tradable on an established securities market in the United States, or (b) Alpha Tau is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program;

●	Alpha Tau is neither a PFIC (as discussed below under below under “-Passive Foreign Investment Company Rules”) nor treated as such with respect to the U.S. Holder for Alpha Tau’s in any taxable year in which the dividend is paid or the preceding taxable year;

●	the U.S. Holder satisfies certain holding period requirements; and

●	the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

There can be no assurances that Alpha Tau will be eligible for benefits of an applicable comprehensive income tax treaty between the United States and Israel (the “Treaty”). In addition, there also can be no assurance that ordinary shares will be considered “readily tradable” on an established securities market in the United States in accordance with applicable legal authorities. Furthermore, Alpha Tau will not constitute a “qualified foreign corporation” for purposes of these rules if it is a PFIC for the taxable year in which it pays a dividend or for the preceding taxable year. See “-Passive Foreign Investment Company Rules.” U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to ordinary shares.

Subject to certain exceptions, dividends on ordinary shares will constitute foreign source income for foreign tax credit limitation purposes. Subject to certain complex conditions and limitations, Israeli taxes withheld on any distributions on the ordinary shares may be eligible for credit against a U.S. Holder’s federal income tax liability or, at such holder’s election, may be eligible for a deduction in computing such holder’s U.S. federal income tax income. Certain U.S. Treasury Regulations that apply to non-U.S. taxes paid or accrued in taxable years beginning on or after December 28, 2021 restrict the availability of any such credit based on the nature of the tax imposed by the non-U.S. jurisdiction. U.S. Holders are urged to consult their tax advisors regarding the creditability of any such tax imposed by Israel. If a refund of the tax withheld is available under the laws of Israel or under the Treaty, the amount of tax withheld that is refundable will not be eligible for such credit against a U.S. Holder’s U.S. federal income tax liability (and will not be eligible for the deduction against U.S. federal taxable income). If such dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by a fraction, the numerator of which is the reduced rate applicable to qualified dividend income and the denominator of which is the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by Alpha Tau with respect to the ordinary shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming an itemized deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.

Sale, Exchange, Redemption or Other Taxable Disposition of Ordinary Shares and Warrants

Subject to the discussion below under “-Passive Foreign Investment Company Rules,” a U.S. Holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of ordinary shares or warrants in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. Holder’s adjusted tax basis in such ordinary shares and/or warrants. A U.S. Holder’s initial tax basis in ordinary shares or warrants purchased in the market generally will equal the cost of such ordinary shares or warrants, as applicable. Any gain or loss recognized by a U.S. Holder on a taxable disposition of ordinary shares or warrants generally will be capital gain or loss. A non-corporate U.S. Holder, including an individual, who has held the ordinary shares and/or warrants for more than one year generally will be eligible for reduced tax rates for such long-term capital gains. The deductibility of capital losses is subject to limitations.

Any such gain or loss recognized generally will be treated as U.S. source gain or loss. Accordingly, in the event any Israeli tax (including withholding tax) is imposed upon such sale or other disposition, a U.S. Holder may not be able to utilize foreign tax credits unless such U.S. Holder has foreign source income or gain in the same category from other sources. Moreover, there are special rules under the Treaty, which may impact a U.S. Holder’s ability to claim a foreign tax credit. U.S. Holders are urged to consult their own tax advisor regarding the ability to claim a foreign tax credit and the application of the Treaty to such U.S. Holder’s particular circumstances.

Exercise or Lapse of a Warrant

Except as discussed below with respect to the cashless exercise of a warrant, a U.S. Holder generally will not recognize gain or loss upon the acquisition of an ordinary share on the exercise of a warrant for cash. A U.S. Holder’s tax basis in ordinary shares received upon exercise of the warrant generally should be an amount equal to the sum of the U.S. Holder’s tax basis in the warrant received therefore and the exercise price. The U.S. Holder’s holding period for an ordinary share received upon exercise of the warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the warrant and will not include the period during which the U.S. Holder held the warrant. If a warrant is allowed to lapse unexercised, a U.S. Holder that has otherwise received no proceeds with respect to such warrant generally will recognize a capital loss equal to such U.S. Holder’s tax basis in the warrant.

The tax consequences of a cashless exercise of a warrant are not clear under current U.S. federal income tax law. A cashless exercise may be tax-deferred, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. Holder’s basis in the ordinary shares received would equal the U.S. Holder’s basis in the warrants exercised therefore. If the cashless exercise is not treated as a realization event, a U.S. Holder’s holding period in the ordinary shares would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the warrants. If the cashless exercise were treated as a recapitalization, the holding period of the ordinary shares would include the holding period of the warrants exercised therefore.

It is also possible that a cashless exercise of a warrant could be treated in part as a taxable exchange in which gain or loss would be recognized in the manner set forth above under “-Sale, Exchange, Redemption or Other Taxable Disposition of Ordinary Shares and Warrants.” In such event, a U.S. Holder could be deemed to have surrendered warrants equal to the number of ordinary shares having an aggregate fair market value equal to the exercise price for the total number of warrants to be exercised. The U.S. Holder would recognize capital gain or loss in an amount generally equal to the difference between (i) the fair market value of the warrants deemed surrendered and (ii) the U.S. Holder’s tax basis in such warrants deemed surrendered. In this case, a U.S. Holder’s tax basis in the ordinary shares received would equal the sum of (i) U.S. Holder’s tax basis in the warrants deemed exercised and (ii) the exercise price of such warrants. A U.S. Holder’s holding period for the ordinary shares received in such case generally would commence on the date following the date of exercise (or possibly the date of exercise) of the warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of warrants, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their own tax advisors regarding the tax consequences of a cashless exercise of warrants.

Possible Constructive Distributions

The terms of each warrant provide for an adjustment to the number of ordinary shares for which the warrant may be exercised or to the exercise price of the warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. Holder of a warrant would, however, be treated as receiving a constructive distribution from Alpha Tau if, for example, the adjustment increases the holder’s proportionate interest in Alpha Tau’s assets or earnings and profits (for instance, through an increase in the number of ordinary shares that would be obtained upon exercise of such warrant) as a result of a distribution of cash or other property such as other securities to the holders of the ordinary shares which is taxable to the holders of such shares as described under “-Distributions on Ordinary Shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holder of such warrant received a cash distribution from Alpha Tau equal to the fair market value of such increased interest.

Passive Foreign Investment Company Rules

The treatment of U.S. Holders of the ordinary shares could be materially different from that described above, if Alpha Tau is treated as a PFIC for U.S. federal income tax purposes. A non-U.S. entity treated as a corporation for U.S. federal income tax purposes generally will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

●	at least 75% of its gross income for such year is passive income; or

●	at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, Alpha Tau will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other entity treated as a corporation for U.S. federal income tax purposes in which Alpha Tau owns, directly or indirectly, 25% or more (by value) of the stock.

Alpha Tau believes it was not a PFIC in 2022. Based on the current and anticipated composition of the income, assets and operations of Alpha Tau and its subsidiaries, there is a risk Alpha Tau may be treated as a PFIC for future taxable years. However, there can be no assurances in this regard, nor can there be any assurances that Alpha Tau will not be treated as a PFIC in any future taxable year. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and Alpha Tau can make no assurances that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS.

Whether Alpha Tau or any of its subsidiaries is treated as a PFIC is determined on an annual basis. The determination of whether Alpha Tau or any of its subsidiaries is a PFIC is a factual determination that depends on, among other things, the composition of Alpha Tau’s income and assets, and the market value of its and its subsidiaries’ shares and assets. Changes in the composition of Alpha Tau’s or any of its subsidiaries’ income or composition of Alpha Tau’s or any of its subsidiaries’ assets may cause it to be or become a PFIC for the current or subsequent taxable years. Under the PFIC rules, if Alpha Tau were considered a PFIC at any time that a U.S. Holder owns ordinary shares or warrants, Alpha Tau would continue to be treated as a PFIC with respect to such investment unless (i) it ceased to be a PFIC and (ii) the U.S. Holder made a “deemed sale” election under the PFIC rules. If such election is made, a U.S. Holder will be deemed to have sold its ordinary shares or warrants at their fair market value on the last day of the last taxable year in which Alpha Tau is classified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, the ordinary shares or warrants with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless Alpha Tau subsequently becomes a PFIC.

For each taxable year that Alpha Tau is treated as a PFIC with respect to a U.S. Holder’s ordinary shares or warrants, the U.S. Holder will be subject to special tax rules with respect to any “excess distribution” (as defined below) received and any gain realized from a sale or disposition (including a pledge) of its ordinary shares (collectively the “Excess Distribution Rules”), unless the U.S. Holder makes a valid QEF election or mark-to-market election as discussed below. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ordinary shares will be treated as excess distributions. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

●	the amount allocated to the current taxable year, and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which Alpha Tau is a PFIC, will be treated as ordinary income; and

●	the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Under the Excess Distribution Rules, the tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the ordinary shares or warrants cannot be treated as capital gains, even though the U.S. Holder holds the ordinary shares or warrants as capital assets.

Certain of the PFIC rules may impact U.S. Holders with respect to equity interests in subsidiaries and other entities which Alpha Tau may hold, directly or indirectly, that are PFICs (collectively, “Lower-Tier PFICs”). There can be no assurance, however, that Alpha Tau does not own, or will not in the future acquire, an interest in a subsidiary or other entity that is or would be treated as a Lower-Tier PFIC. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to any of Alpha Tau’s subsidiaries.

If Alpha Tau is a PFIC, a U.S. Holder of ordinary shares (but not warrants) may avoid taxation under the Excess Distribution Rules described above by making a “qualified electing fund” (“QEF”) election. However, a U.S. Holder may make a QEF election with respect to its ordinary shares only if Alpha Tau provides U.S. Holders on an annual basis with certain financial information specified under applicable U.S. Treasury regulations. Alpha Tau will endeavor to provide U.S. Holders with the required information on an annual basis to allow U.S. Holders to make a QEF election with respect to the ordinary shares in the event Alpha Tau is treated as a PFIC for any taxable year. There can be no assurance, however, that Alpha Tau will timely provide such information for the current year or subsequent years. The failure to provide such information on an annual basis could prevent a U.S. Holder from making a QEF election or result in the invalidation or termination of a U.S. Holder’s prior QEF election. In addition, U.S. Holders of warrants will not be able to make a QEF election with respect to their warrants.

In the event Alpha Tau is a PFIC, a U.S. Holder that makes a QEF election with respect to its ordinary shares would generally be required to include in income for each year that Alpha Tau is treated as a PFIC the U.S. Holder’s pro rata share of Alpha Tau’s ordinary earnings for the year (which would be subject to tax as ordinary income) and net capital gains for the year (which would be subject to tax at the rates applicable to long-term capital gains), without regard to the amount of any distributions made in respect of the ordinary shares. Any net deficits or net capital losses of Alpha Tau for a taxable year would not be passed through and included on the tax return of the U.S. Holder, however. A U.S. Holder’s basis in the ordinary shares would be increased by the amount of income inclusions under the qualified electing fund rules. Dividends actually paid on the ordinary shares generally would not be subject to U.S. federal income tax to the extent of prior income inclusions and would reduce the U.S. Holder’s basis in the ordinary shares by a corresponding amount.

If Alpha Tau owns any interests in a Lower-Tier PFIC, a U.S. Holder generally must make a separate QEF election for each Lower-Tier PFIC, subject to Alpha Tau’s providing the relevant tax information for each Lower-Tier PFIC on an annual basis.

If a U.S. Holder does not make a QEF election (or a mark-to-market election, as discussed below) effective from the first taxable year of a U.S. Holder’s holding period for the ordinary shares in which Alpha Tau is a PFIC, then the ordinary shares will generally continue to be treated as an interest in a PFIC, and the U.S. Holder generally will remain subject to the Excess Distribution Rules. A U.S. Holder that first makes a QEF election in a later year may avoid the continued application of the Excess Distribution Rules to its ordinary shares by making a “deemed sale” election. In that case, the U.S. Holder will be deemed to have sold the ordinary shares at their fair market value on the first day of the taxable year in which the QEF election becomes effective, and any gain from such deemed sale would be subject to the Excess Distribution Rules described above. A U.S. Holder that is eligible to make a QEF election with respect to its ordinary shares generally may do so by providing the appropriate information to the IRS in the U.S. Holder’s timely filed tax return for the year in which the election becomes effective.

U.S. Holders should consult their own tax advisors as to the availability and desirability of a QEF election.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) may make a mark-to-market election for its ordinary shares to elect out of the Excess Distribution Rules discussed above if Alpha Tau is treated as a PFIC. If a U.S. Holder makes a mark-to-market election with respect to its ordinary shares, such U.S. Holder will include in income for each year that Alpha Tau is treated as a PFIC with respect to such ordinary shares an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of the U.S. Holder’s taxable year over the adjusted basis in the ordinary shares. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowed only to the extent of any net mark-to-market gains on the ordinary shares included in the U.S. Holder’s income for prior taxable years. Amounts included in income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent the amount of such loss does not exceed the net mark-to-market gains for such ordinary shares previously included in income. A U.S. Holder’s basis in the ordinary shares will be adjusted to reflect any mark-to-market income or loss. If a U.S. Holder makes a mark-to-market election, any distributions Alpha Tau makes would generally be subject to the rules discussed above under “-Distributions on Ordinary Shares,” except the lower rates applicable to qualified dividend income would not apply. U.S. Holders of warrants will not be able to make a mark-to-market election with respect to their warrants.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The ordinary shares, which are currently listed on Nasdaq, are expected to qualify as marketable stock for purposes of the PFIC rules, but there can be no assurance that ordinary shares will be “regularly traded” for purposes of these rules. Because a mark-to-market election cannot be made for equity interests in any Lower-Tier PFICs, a U.S. Holder that does not make the applicable QEF elections generally will continue to be subject to the Excess Distribution Rules with respect to its indirect interest in any Lower-Tier PFICs as described above, even if a mark-to-market election is made for Alpha Tau.

If a U.S. Holder does not make a mark-to-market election (or a QEF election, as discussed above) effective from the first taxable year of a U.S. Holder’s holding period for the ordinary shares in which Alpha Tau is a PFIC, then the U.S. Holder generally will remain subject to the Excess Distribution Rules. A U.S. Holder that first makes a mark-to-market election with respect to the ordinary shares in a later year will continue to be subject to the Excess Distribution Rules during the taxable year for which the mark-to-market election becomes effective, including with respect to any mark-to-market gain recognized at the end of that year. In subsequent years for which a valid mark-to-mark election remains in effect, the Excess Distribution Rules generally will not apply. A U.S. Holder that is eligible to make a mark-to-market with respect to its ordinary shares may do so by providing the appropriate information on IRS Form 8621 and timely filing that form with the U.S. Holder’s tax return for the year in which the election becomes effective. U.S. Holders should consult their own tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any Lower-Tier PFICs.

A U.S. Holder of a PFIC may be required to file an IRS Form 8621 on an annual basis. U.S. Holders should consult their own tax advisors regarding any reporting requirements that may apply to them if Alpha Tau is a PFIC.

U.S. Holders are strongly encouraged to consult their tax advisors regarding the application of the PFIC rules to their particular circumstances.

Information Reporting and Backup Withholding

Information reporting requirements may apply to distributions received by U.S. Holders of ordinary shares, and the proceeds received on sale or other taxable the disposition of ordinary shares or warrants effected within the United States (and, in certain cases, outside the United States), in each case other than U.S. Holders that are exempt recipients (such as corporations). Backup withholding (currently at a rate of 24%) may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. Holder’s broker) or is otherwise subject to backup withholding. U.S. Holders should consult their own tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding generally may be credited against the taxpayer’s U.S. federal income tax liability, and a taxpayer may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.

Foreign Asset Reporting

Certain U.S. Holders are required to report their holdings of certain foreign financial assets, including equity of foreign entities, if the aggregate value of all of these assets exceeds certain threshold amounts, by filing IRS Form 8938 with their federal income tax return. The ordinary shares and warrants are expected to constitute foreign financial assets subject to these requirements unless they are held in an account at certain financial institutions. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of the ordinary shares and/or warrants and the significant penalties for non-compliance.

CERTAIN MATERIAL ISRAELI TAX CONSIDERATIONS

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership, and disposition of the ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Israeli tax considerations

The following is a brief summary of certain material Israeli tax laws applicable to Alpha Tau, and certain Israeli Government programs that benefit Alpha Tau. This section also contains a discussion of certain material Israeli tax consequences concerning the ownership and disposition of ordinary shares purchased by investors. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on tax legislation that has not yet been subject to judicial or administrative interpretation, Alpha Tau cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations. The discussion is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below, possibly with a retroactive effect.

THEREFORE, YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISORS AS TO THE ISRAELI OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY FOREIGN, STATE OR LOCAL TAXES.

General corporate tax structure in Israel

Israeli companies are generally subject to corporate tax. In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years) which reduced the corporate income tax rate from 25% to 24% effective from January 1, 2017, and to 23% effective from January 1, 2018 and thereafter. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise, or a Technological Enterprise (each, as defined herein) may be considerably less. Capital gains derived by an Israeli company are generally subject to the prevailing regular corporate tax rate.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the “Industry Encouragement Law”, provides several tax benefits for “Industrial Companies.” Alpha Tau may qualify as an Industrial Company within the meaning of the Industry Encouragement Law.

The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident-company, incorporated in Israel, of which 90% or more of its income in any tax year, other than income from certain government loans, capital gains, interest and dividends, is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area,” in accordance with the definition under section 3A of the Israeli Income Tax Ordinance (New Version) 1961 (the “Ordinance”). An “Industrial Enterprise” is defined as an enterprise which is held by an Industrial Company whose principal activity in a given tax year is industrial production.

The following are the main tax benefits available to Industrial Companies:

●	Amortization of the cost of purchased patent, rights to use a patent, and know-how that were purchased in good faith, which are used for the development or advancement of the Industrial Enterprise, over an eight-year period, commencing on the year in which such rights were first exercised;

●	Under limited conditions, an election to file consolidated tax returns with controlled Israeli Industrial Companies;

●	Expenses related to a public offering are deductible in equal amounts over three years commencing on the year of the offering.

Eligibility for benefits under the Industry Encouragement Law is not contingent upon approval of any governmental authority.

Tax benefits and grants for research and development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

●	The expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

●	The research and development must be for the promotion of the company; and

●	The research and development is carried out by or on behalf of the company seeking such tax deduction.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Ordinance. Expenditures that are unqualified under the conditions above are deductible in equal amounts over three years.

From time to time we may apply to the Israel Innovation Authority for approval to allow a tax deduction for all or most of the research and development expenses during the year in which they were incurred. There can be no assurance that such application will be accepted. If we are not able to deduct research and development expenses during the year in which they are paid, we may be able to deduct research and development expenses in equal amounts over a period of three years commencing the year in which the payment of such expenses was made.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the “Investment Law”, provides certain incentives for capital investments in production facilities (or other eligible assets). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, referred to as , a Preferred Enterprise, a Special Preferred Enterprise, a Preferred Technological Enterprise, or a Special Preferred Technological Enterprise, is entitled to the benefits discussed below. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the geographic location in Israel of the facility in which the investment is made. In order to qualify for these incentives, the Company is required to comply with the requirements of the Investment Law.

The Investment Law was significantly amended effective as of April 1, 2005 (the “2005 Amendment”), as of January 1, 2011 (the “2011 Amendment”) and as of January 1, 2017 (the “2017 Amendment”). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and have the benefits of the 2011 Amendment apply. The 2017 Amendment introduces new benefits for Technological Enterprises, alongside the existing tax benefits.

Tax benefits under the 2011 Amendment

The 2011 Amendment canceled the availability of the benefits granted to Industrial Companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 10%. Under the 2011 Amendment, such corporate tax rate was reduced from 15% and 10%, respectively, to 12.5% and 7%, respectively, in 2013, and was increased to 16% and 9% respectively, in 2014, 2015 and 2016. Pursuant to the 2017 Amendment, in 2017 and thereafter, the corporate tax rate for a Preferred Enterprise remained 16% while the reduced rate for a specified development zone was decreased to and 7.5%. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, subject to certain conditions and during a benefits period of 10 years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone. Since January 1, 2017, the definition for “Special Preferred Enterprise” includes less stringent conditions.

Dividends distributed from income which is attributed to a “Preferred Enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident corporations-0% (although, if such dividends are subsequently distributed to individuals or a non-Israeli company the below rates detailed in sub sections (ii) and (iii) shall apply) (ii) Israeli resident individuals-20% (iii) non-Israeli residents (individuals and corporations), subject to the receipt in advance of a valid certificate from the Israel Tax Authority (“ITA”) allowing for a reduced tax rate-20%, or a reduced tax rate under the provisions of any applicable double tax treaty.

We currently do not intend to implement the 2011 Amendment.

New tax benefits under the 2017 Amendment that became effective on January 1, 2017

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016 and is effective as of January 1, 2017. The 2017 Amendment provides new tax benefits for two types of “Technological Enterprises,” as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides that a Preferred Company satisfying certain conditions will qualify as having a “Preferred Technological Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technological Income,” as defined in the Investment Law. The corporate tax rate is further reduced to 7.5% with respect to a Preferred Technological Enterprise located in development zone “A.” In addition, a Preferred Technological Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the Israel Innovation Authority.

The 2017 Amendment further provides that a Preferred Company satisfying certain conditions (including group consolidated revenues of at least NIS 10 billion) will qualify as a “Special Preferred Technological Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technological Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technological Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Enterprise or acquired from a foreign company after January 1, 2017, and the sale received prior approval from the Israel Innovation Authority. A Special Preferred Technological Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a Preferred Technological Enterprise or a Special Preferred Technological Enterprise, paid out of Preferred Technological Income, are generally subject to withholding tax at source at the rate of 20% (in case of non-Israeli shareholders —subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 20% or such lower rate as may be provided in an applicable tax treaty).However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, the aforesaid will apply. If such dividends are distributed to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company and other conditions are met, the withholding tax rate will be 4% (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate)..

On January 15, 2020, Alpha Tau received a Tax Ruling from the Israel Tax Authority regarding its entitlement to tax benefits as a Preferred Technological Enterprise subject to the compliance with the conditions settled in such Tax Ruling and in the Encouragement Law. The Tax Ruling is valid from 2020 until tax year 2024 (inclusive).

Taxation of our shareholders

Capital Gains Tax on Sales of our Ordinary Shares

Israeli law generally imposes a capital gains tax on the sale of any capital assets by Israeli residents, as defined for Israeli tax purposes, and on the sale of capital assets located in Israel, including shares of Israeli companies, by both Israeli residents and non-Israeli residents, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The Ordinance distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain equivalent to the increase of the relevant asset’s purchase price attributable to an increase in the Israeli consumer price index, or a foreign currency exchange rate, between the date of purchase and the date of sale. Inflationary surplus is currently not subject to tax in Israel. The real gain is the excess of the total capital gain over the inflationary surplus.

Capital gains taxes applicable to non-Israeli resident shareholders.

A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel, will be exempt from Israeli tax if, among other conditions, the shares were not held through a fixed enterprise that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest more than 25% in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

If not exempt, a non-Israeli resident shareholder would generally be subject to tax on capital gain at the ordinary corporate tax rate (23% in 2022) if generated by a company, or at the rate of 25%, if generated by an individual, or 30%, if generated by an individual who is a “substantial shareholder (as defined under the Ordinance), at the time of sale or at any time during the preceding 12-month period (or if the shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares). A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include, among others, the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation (23% in 2022) and a marginal tax rate of up to 47% for an individual in 2022), unless contrary provisions in a relevant tax treaty apply.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the Convention Between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income, as amended (the “United States-Israel Tax Treaty”), the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the United States-Israel Tax Treaty (a “U.S. Resident”) is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12 month period preceding the disposition, subject to certain conditions; or (v) such U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In any such case, the sale, exchange or disposition of such shares by the U.S. Resident would be subject to Israeli tax (unless exempt under the Israeli domestic law as described above). Under the United States-Israel Tax Treaty, the gain may be treated as foreign source income for United States foreign tax credit purposes, upon an election by the U.S. Resident, and such U.S. Resident may be permitted to claim a credit for such taxes against the United States federal income tax imposed on such sale, subject to the limitations under the United States federal income tax laws applicable to foreign tax credits. The United States Israel Tax Treaty does not provide such credit against any United States state or local taxes.

Regardless of whether shareholders may be liable for Israeli tax on the sale of our ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale (i.e., provide resident certificate and other documentation). Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the ITA may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the ITA to confirm their status as non-Israeli tax residents, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

Capital gains taxes applicable to Israeli resident shareholders.

An Israeli resident corporation who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will generally be subject to tax on the real capital gains generated on such sale at the corporate tax rate 23% in 2022). An Israeli resident individual will generally be subject to capital gain tax at the rate of 25%. However, if the individual shareholder is claiming deduction of interest expenditures or he is a “substantial shareholder” (as explained above) at the time of the sale or at any time during the preceding twelve months period, such gain will be taxed at the rate of 30%. Individual holders dealing in securities in Israel for whom the income from the sale of securities is considered “business income” as defined in section 2(1) of the Ordinance are taxed at the marginal tax rates applicable to business income (up to 47% in 2022). Certain Israeli institutions who are exempt from tax under section 9(2) or section 129(C)(a)(1) of the Ordinance (such as exempt trust funds and pension funds) may be exempt from capital gains tax from the sale of the shares.

Taxation of Israeli shareholders on receipt of dividends.

An Israeli resident individual is generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%. With respect to a person who is a “substantial shareholder” (as explained above) at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. Such dividends are generally subject to Israeli withholding tax at a rate of 25% if the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not), and 20% if the dividend is distributed from income attributed to a Preferred Enterprise, a Preferred Technology Enterprise. If the recipient of the dividend is an Israeli resident corporation such dividend income will be exempt from tax provided the income from which such dividend is distributed was derived or accrued within Israel and was received directly or indirectly from another corporation that is liable to Israeli corporate tax. An exempt trust fund, pension fund or other entity that is exempt from tax under section 9(2) or section 129C(a)(1) of the Ordinance is exempt from tax on dividend.

Taxation of non-Israeli shareholders on receipt of dividends.

Non-Israeli residents (either individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” (as explained above) at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. Such dividends are generally subject to Israeli withholding tax at a rate of 25% if the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not), and subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 20% if the dividend is distributed from income attributed to a Preferred Enterprise or a Preferred Technology Enterprise, and 4% if the dividend is distributed from income attributed to a Technological Enterprise to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company and other conditions are met, (please note that the reduced withholding tax rate of 4% will apply only on profits generated after the Preferred Technological Enterprise was acquired by a foreign company), or such lower rate as may be provided in an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Technological Enterprise, Preferred Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. If the dividend is attributable partly to income derived from a Preferred Technological Enterprise, or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability. Application for the reduced tax rate requires appropriate documentation presented and specific instruction received from the ITA to the extent tax is withheld at source at the maximum rates (see above), a qualified tax treaty recipient will have to comply with some administrative procedures with the Israeli Tax Authorities in order to receive back the excess tax withheld.

A foreign resident who had income from a dividend that was accrued from Israeli source, from which the full tax was deducted, will generally be exempt from filing a tax return in Israel, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed, and (iii) he is not liable to pay Surtax (see below) in accordance with section 121B of the Ordinance.

Surtax

Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, dividends, interest and capital gain) exceeding NIS 663,240 for 2022, which amount is linked to the annual change in the Israeli consumer price index.

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

PLAN OF DISTRIBUTION

The Selling Securityholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling warrants, ordinary shares or interests in ordinary shares received after the date of this prospectus from a Selling Securityholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their warrants, ordinary shares or interests in ordinary shares on any stock exchange, market or trading facility on which the warrants or shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The Selling Securityholders may use any one or more of the following methods when disposing of warrants, shares or interests therein:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for their account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	broker-dealers may agree with the Selling Securityholders to sell a specified number of such shares at a stipulated price per share;

●	a combination of any such methods of sale; and

●	any other method permitted by applicable law.

The Selling Securityholders may, from time to time, pledge or grant a security interest in some or all of the warrants or ordinary shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the warrants or ordinary shares, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of Selling Securityholders to include the pledgee, transferee or other successors in interest as Selling Securityholders under this prospectus. The Selling Securityholders also may transfer the warrants or ordinary shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In addition, a Selling Securityholder that is an entity may elect to make a pro rata in-kind distribution of securities to its members, partners or shareholders pursuant to the registration statement of which this prospectus is a part by delivering a prospectus with a plan of distribution. Such members, partners or shareholders would thereby receive freely tradeable securities pursuant to the distribution through a registration statement. To the extent a distributee is an affiliate of ours (or to the extent otherwise required by law), we may file a prospectus supplement in order to permit the distributees to use the prospectus to resell the securities acquired in the distribution.

In connection with the sale of our warrants, ordinary shares or interests therein, the Selling Securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the warrants or ordinary shares in the course of hedging the positions they assume. The Selling Securityholders may also sell warrants or our ordinary shares short and deliver these securities to close out their short positions, or loan or pledge the warrants or ordinary shares to broker-dealers that in turn may sell these securities. The Selling Securityholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of warrants or shares offered by this prospectus, which warrants or shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

Each of the Selling Securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of warrants or ordinary shares to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The Selling Securityholders and any underwriters, broker-dealers or agents that participate in the sale of the ordinary shares or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling securityholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

In addition, a Selling Securityholder that is an entity may elect to make a pro rata in-kind distribution of securities to its members, partners or stockholders pursuant to the registration statement of which this prospectus is a part by delivering a prospectus with a plan of distribution. Such members, partners or stockholders would thereby receive freely tradeable securities pursuant to the distribution through a registration statement.

To the extent required, the warrants or our ordinary shares to be sold, the names of the Selling Securityholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the warrants or ordinary shares may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the warrants or ordinary shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the Selling Securityholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of warrants or shares in the market and to the activities of the Selling Securityholders and their affiliates. In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the Selling Securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The Selling Securityholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the Selling Securityholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the warrants or shares offered by this prospectus.

We have agreed with the Selling Securityholders to keep the registration statement of which this prospectus constitutes a part effective until all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or the securities have been withdrawn.

In compliance with the guidelines of the Financial Industry Regulatory Authority (“FINRA”), the aggregate maximum discount, commission, fees or other items constituting underwriting compensation to be received by any FINRA member or independent broker-dealer will not exceed 8% of the gross proceeds of any offering pursuant to this prospectus and any applicable prospectus supplement.

LEGAL MATTERS

The legality of the ordinary shares offered by this prospectus and certain other Israeli legal matters will be passed upon for Alpha Tau by Meitar | Law Offices. The legality of the Alpha Tau warrants offered by this prospectus and certain legal matters relating to U.S. law will be passed upon for Alpha Tau by Latham & Watkins LLP, New York, New York. Meitar | Law Offices and certain attorneys affiliated with the firm own less than 1% of Alpha Tau’s ordinary shares. Latham & Watkins LLP and certain attorneys and investment funds affiliated with the firm own less than 1% of Alpha Tau’s ordinary shares.

EXPERTS

The consolidated financial statements of Alpha Tau Medical Ltd. and its subsidiaries as of December 31, 2021 and 2022, and for each of the three years ended December 31, 2022 included in this prospectus have been so included in reliance on the reports of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The current address of Kost, Forer, Gabbay & Kasierer is 144 Menachem Begin Road, Building A, Tel Aviv 6492102, Israel.

ENFORCEABILITY OF CIVIL LIABILITIES

Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, most of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

We have been informed by our legal counsel in Israel, Meitar | Law Offices, our legal counsel in Israel that it may be difficult to assert U.S. securities laws claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact which can be a time-consuming and costly process. Matters of procedure will also be governed by Israeli law.

We have irrevocably appointed Alpha Tau Medical Inc., as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering. Subject to specified time limitations and legal procedures, Israeli courts may enforce a U.S. judgment in a civil matter which is non-appealable, including a judgment based upon the civil liability provisions of the Securities Act or the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that, among other things:

●	the judgment was rendered by a court of competent jurisdiction, according to the laws of the state in which the judgment is given;

●	the judgment is enforceable according to the laws of Israel and according to the law of the foreign state in which the relief was granted; and

●	the judgment is not contrary to public policy of Israel.

Even if such conditions are met, an Israeli court may not declare a foreign civil judgment enforceable if:

●	the prevailing law of the foreign state in which the judgment is rendered does not allow for the enforcement of judgments of Israeli courts (subject to exceptional cases);

●	the defendant did not have a reasonable opportunity to be heard and to present his or her evidence, in the opinion of the Israeli court;

●	the enforcement of the civil liabilities set forth in the judgment is likely to impair the security or sovereignty of Israel;

●	the judgment was obtained by fraud;

●	the judgment was rendered by a court not competent to render it according to the rules of private international law prevailing in Israel;

●	the judgment conflicts with any other valid judgment in the same matter between the same parties; or

●	an action between the same parties in the same matter was pending in any Israeli court or tribunal at the time at which the lawsuit was instituted in the foreign court.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.”

AUTHORIZED REPRESENTATIVE

Our authorized representative in the United States for this offering as required pursuant to Section 6(a) of the Securities Act is Alpha Tau Medical, Inc., 1 Union Street 3rd Floor, Lawrence, MA 01840.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION OF INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this registration statement, and later information filed with the SEC will update and supersede this information. We hereby incorporate by reference into this registration statement the following documents previously filed with the SEC:

●	the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 9, 2023 and Annual Report on Form 20-F/A for the year ended December 31, 2022 filed with the SEC on March 23, 2023 ; and

●	the description of the Company’s ordinary shares contained in the Company’s registration statement on Form 8-A (File No. 001-41316), filed with the SEC on March 7, 2022, including any amendments or reports filed for the purpose of updating such description.

We have filed a registration statement on Form F-3 to register the issuance and the resale of the securities described elsewhere in this prospectus. This prospectus is a part of that registration statement. As permitted by SEC rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement and the exhibits and schedules for more information about us and our securities.

Information and statements contained in this prospectus or any annex to this prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to the registration statement of which this prospectus forms a part.

Statements made in this prospectus concerning the contents of any contract, agreement or other document are not complete descriptions of all terms of these documents. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed for a complete description of its terms. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit. You should read this prospectus and the documents that we have filed as exhibits to the registration statement of which this prospectus is a part in their entirety.

We are subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

We are a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934, or the Exchange Act. As a result, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act and transactions in our equity securities by our officers and directors are exempt from Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. We publish annually an annual report filed on Form 20-F containing financial statements that have been examined and reported on, with an opinion expressed by, a registered public accounting firm. We prepare our annual financial statements in United States dollars and in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. If there is any inconsistency between the information in this prospectus and in any post-effective amendment to the Form F-1 of which this prospectus is a part, or in any prospectus supplement, you should rely on the information in the post-effective amendment or prospectus supplement, as relevant. You should read this prospectus and any post-effective amendment or prospectus supplement together with the additional information contained in documents listed above under the heading “Where You Can Find More Information; Incorporation of Information by Reference.” The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us, the securities offered under this prospectus, and our other outstanding securities. The registration statement, including the exhibits, can be read at the SEC’s website or at the SEC’s offices mentioned above under “Where You Can Find More Information; Incorporation of Information by Reference.”

We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of any or all the information that has been incorporated by reference in this prospectus but not delivered with this prospectus (and any exhibits specifically incorporated in such information), at no cost, upon written or oral request to us at the following address:

Alpha Tau Medical Ltd.

Attention: VP Legal

Kiryat HaMada St. 5

Jerusalem

9777605

Israel

You may also obtain information about us by visiting our website at www.innoviz-tech.com. Information contained in our website is not part of this prospectus.

We have not authorized anyone to give any information or make any representation about their companies that is different from, or in addition to, that contained in this prospectus or in any of the materials that have been incorporated in this prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this prospectus does not extend to you. The information contained in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies. You should read all information supplementing this prospectus.

PRIMARY OFFERING OF
15,747,561 ORDINARY SHARES

SECONDARY OFFERING OF
8,693,357 ORDINARY SHARES

ALPHA TAU MEDICAL LTD.

PROSPECTUS DATED APRIL 11, 2023